NAME OF REGISTRANT: PepsiCo, Inc.

NAME OF PERSON RELYING ON EXEMPTION: Green Century Equity Fund

ADDRESS OF PERSON RELYING ON EXEMPTION: 114 State Street, Suite 200, Boston, MA 02109

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Shareholder Proposal on PepsiCo, Inc. 2024 Proxy Statement:

REPORT ON RISKS RELATED TO BIODIVERSITY AND NATURE LOSS

PepsiCo, Inc. Symbol: PEP

Filed by: Green Century Equity Fund

Green Century Capital Management, Inc. is the investment advisor to the Green Century Equity Fund and seeks your support for the biodiversity reporting proposal filed at PepsiCo, Inc. (hereby referred to as “PepsiCo” or “the Company”) in its 2024 proxy statement asking the Company to report on its nature-related dependencies, risks, impacts, and opportunities. While PepsiCo has several sustainability programs, it is not performing a systematic assessment of the risks posed by biodiversity loss and the disruption of natural systems. The Proponent believes that a systematic assessment would serve the short- and long-term interests of the Company by mitigating potential operational, regulatory, and reputational risks and meeting investor expectations.

Resolved: Shareholders request that PepsiCo complete a material biodiversity dependency and impact assessment and issue a corresponding public report to identify the extent to which the company’s supply chains and operations are vulnerable to risks associated with biodiversity loss.

Supporting Statement: In completing this assessment and report, proponents defer to management’s discretion but recommend considering the guidance of standard-setting bodies such as the Taskforce on Nature-related Financial Disclosures and Science Based Targets for Nature.

RATIONALE FOR A “YES” VOTE

1.	Operational risk – The Company is highly dependent on natural inputs for its products, including water and agricultural commodities sourced globally.
2.	Regulatory Risk – Regulations increasingly target impacts on nature, including agricultural-driven deforestation[1] and plastics pollution.[2] Failure to comprehensively monitor nature impacts could result in regulatory shortfalls and resulting penalties.
3.	Investor Expectations – As risks related to nature and biodiversity have become more visible, investor expectations for assessment and disclosure have increased.
4.	Reputational risk – Any perceived failure to address nature impacts exposes PepsiCo to reputational risks. As a company highly dependent on brand value, reputational damage could have a substantial financial impact.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Green Century Equity Fund is not able to vote your proxies, nor does this communication contemplate such an event. Green Century Equity Fund urges shareholders to vote for Proposal No. 9 following the instruction provided on the management’s proxy mailing.

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1 https://environment.ec.europa.eu/topics/forests/deforestation/regulation-deforestation-free-products_en

2 https://epr.sustainablepackaging.org/

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BACKGROUND

Economic activity relies on the stability of natural systems. According to the World Economic Forum, over half of the world’s gross domestic product (US$44 trillion) is moderately or highly dependent on nature and its services, including the provision of food, fiber and fuel.3 The UNPRI estimates a global GDP decline from nature loss of $3 trillion annually by 2030 if ecosystem tipping points are crossed.4 The potential loss of natural systems presents global systemic risk.

Nature is impacted by climate change. The reduced stability of natural systems threatens the stability of financial markets.5 Rising temperatures, increased drought, and changing precipitation patterns resulting from climate change6 pose material financial risks to businesses all along the agricultural supply chain in the form of lower crop yields, reduced agricultural productivity,7 and increased costs for irrigation and transportation.8 Companies reliant on agricultural products are exposed to variability of supply as well as price volatility.9

Biodiversity loss decreases nature’s resilience.10 Biodiversity loss threatens ecosystems and the economic activity that depend on those ecosystem services. Because biodiversity helps ensure the resilience of natural capital assets, its loss reduces the quantity, quality and resilience of ecosystem services.11

GROWING GLOBAL CONCERN

Global actors and financial markets are increasingly focused on biodiversity and nature loss. Expectations for corporate assessment, disclosure, and action are steadily increasing. The development of standard reporting systems will improve the completeness and comparability of nature and biodiversity disclosures.

In 2020, the World Economic Forum published Nature at Risk: Why the Crisis Engulfing Nature Matters for Business and the Economy.12 This report brought the potential financial impact from the destabilization of natural systems to the attention of global financial leaders.

In 2022, the Kunming-Montreal Biodiversity Framework was signed by 196 countries. This agreement calls on governments and companies to begin reversing ecosystem degradation and biodiversity loss by 2030.13

In 2023, the Taskforce on Nature-related Financial Disclosures (TNFD) published its initial assessment and reporting guidance.14

The recently adopted EU Corporate Sustainability Reporting Directive will require companies to disclose biodiversity and nature impacts and risks under ESRS 4.15

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3 https://www3.weforum.org/docs/WEF_New_Nature_Economy_Report_2020.pdf

4 https://www.unpri.org/inevitable-policy-response/ipr-forecast-policy-scenario--nature/10966.article

5 https://www.theregreview.org/2020/11/04/ramani-climate-change-systemic-financial-risk/

6 https://climate.nasa.gov/effects/

7 https://www.ucsusa.org/resources/climate-change-and-agriculture

8 https://19january2017snapshot.epa.gov/climate-impacts/climate-impacts-transportation_.html

9 https://www.economicshelp.org/blog/4977/economics/problems-of-agriculture-market-failure/

10 https://www.nature.com/scitable/knowledge/library/biodiversity-and-ecosystem-stability-17059965/

11 https://naturalcapitalcoalition.org/wp-content/uploads/2020/03/FramingGuidance_ConsultationMarch2020.pdf

12 https://www3.weforum.org/docs/WEF_New_Nature_Economy_Report_2020.pdf

13 https://www.unep.org/resources/kunming-montreal-global-biodiversity-framework

14 https://tnfd.global/

15 https://www.unep.org/resources/kunming-montreal-global-biodiversity-framework

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OPERATIONAL RISK

PepsiCo is highly dependent on agricultural inputs and fresh water for its products. The reliability of these ecosystem services is under threat due to negative impacts on the natural world.

•	Agricultural Commodities. The US suffered nearly $22 billion in crop losses due to extreme weather events in 2023. 28 weather disasters had a total economic impact (agricultural and non-agricultural) of over $1 billion.[16] The global loss of pollinators – caused by habitat loss, land use management, and pesticide use – has led to crop yield instability across two thirds of the planet.[17]

•	Fresh Water. Record breaking heatwaves across the globe have contributed to megadroughts,[18] impacting both agriculture and the availability of drinking water.[19]

REGULATORY RISK

Global regulation to protect and restore biodiversity and natural systems is increasing. These regulations have the potential to impact PepsiCo’s short- and long-term value.

•	Nature Loss Regulation. Governments have planned additional policy action to halt and reverse global biodiversity loss.[20] National policies to halt nature loss across the world's biggest economies have doubled to 22 over the last year.[21]

•	Forest Protection Regulation. The European Union Deforestation Regulation (EUDR) now requires products containing agricultural or forest inputs be traceable back to the field-level and certified deforestation free.

•	Plastics Regulation. California and three other US States have passed regulations that hold companies responsible for the waste they create, including plastic waste.[22] New European regulations ban single-use plastic bottles from restaurants, mandate increased recycled content, and require improved recyclability.[23] The UN Plastics Treaty is currently under negotiation, in which 175 nations agreed to develop a legally binding agreement on plastic pollution by 2024.[24]

INVESTOR EXPECTATIONS

Institutional investors increasingly expect portfolio companies to provide comprehensive disclosure on material ESG risks.

•	In 2021, investors with nearly $9 trillion in assets committed to eliminating commodity-driven deforestation from their portfolios by 2025.[25]
•	In 2023, 746 financial institutions with US$136 trillion in AUM requested nearly 15,000 companies to disclose environmental data through CDP.[26]

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16 https://www.fb.org/market-intel/major-disasters-and-severe-weather-caused-over-21-billion-in-crop-losses-in-2023

17 https://www.cam.ac.uk/stories/pollinatorsriskindex

18 https://www.anu.edu.au/news/all-news/record-heat-in-2023-worsened-global-droughts-floods-and-wildfires

19 https://www.globalwater.online/globalwater/report.html

20 https://www.unpri.org/inevitable-policy-response/ipr-forecast-policy-scenario--nature/10966.article

21 https://www.reuters.com/sustainability/policies-tackling-deforestation-pose-investor-risk-report-says-2024-03-14/

22 https://epr.sustainablepackaging.org/

23 https://environment.ec.europa.eu/topics/plastics/single-use-plastics_en

24 https://www.un.org/en/climatechange/nations-agree-end-plastic-pollution

25 https://climatechampions.unfccc.int/wp-content/uploads/2022/11/COP-27-Press-Briefing-FSDA.pdf

26 https://www.cdp.net/en/investor/request-environmental-information

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•	These numbers represent a drastic increase from the previous record highs in 2022, when 263 financial institutions with US$31 trillion in assets under management pressed more than 1,400 companies to disclose environmental data through CDP.[27]
•	In January 2024, BlackRock released updated commentary about natural capital as an investment issue, stating: “Where natural capital is material to the long-term strategy of companies, we look for public disclosures to assess risk oversight and to understand how nature-related impacts and dependencies are managed.”[28]

REPUTATIONAL RISKS

As a consumer food and beverage company, PepsiCo is highly dependent on goodwill towards its brand. Independent analysts value PepsiCo’s brand at $20,000,000,000,29 nearly 10% of its market capitalization. Growing concern about sustainability and nature-related issues has the potential to damage the Company’s brand and hurt sales.

•	Research from Harvard Business School published in 2023 indicates that consumers’ demands for sustainability and trustworthiness are increasing, especially among the Millennial and Gen Z customers that are important to PepsiCo.[30]
•	A 2023 study by McKinsey and NielsonIQ confirmed that sustainability impacts consumer spending as well as consumer sentiment.[31]
●	Major media outlets including The New York Times,[32] The Washington Post[33] and Bloomberg[34] are increasingly covering damage to nature, exposing laggard companies to reputational risk.
●	Chain Reaction Research, which analyzes financial risk in soft commodity supply chains, has calculated that reputation events can impact company value by as much as 30 percent.[35]
●	Influential NGOs have targeted companies in high-profile campaigns. Burger King, for example, was the subject of an anti-deforestation campaign led by a coalition of NGOs[36] that prompted articles linking the company to deforestation in the BBC[37] and the Guardian.[38]

THE IMPORTANCE OF BIODIVERSITY AT PEPSICO

The Company’s statement of opposition to this Proposal lists various of the Company’s sustainability initiatives scattered across a range of areas. These efforts illustrate the Company’s willingness to invest in sustainability and its importance to Pepsi’s brand value. However, those disparate initiatives are not a substitute for comprehensive and comparable nature and biodiversity reporting as requested by this Proposal.

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27 https://www.cdp.net/en/articles/investor/a-record-263-financial-institutions-with-us31-trillion-demand-environmental-data-from-1400-non-disclosing-companies

28 https://www.blackrock.com/corporate/literature/publication/blk-commentary-engagement-on-natural-capital.pdf

29 https://posts.voronoiapp.com/business/The-Top-100-Most-Valuable-Brands-in-2024-586

30 https://hbr.org/2023/09/research-consumers-sustainability-demands-are-rising

31 https://www.mckinsey.com/industries/consumer-packaged-goods/our-insights/consumers-care-about-sustainability-and-back-it-up-with-their-wallets

32 https://www.nytimes.com/2023/01/04/magazine/amazon-tipping-point.html?action=click&module=RelatedLinks&pgtype=Article

33 https://www.washingtonpost.com/business/2024/01/18/brazil-amazon-jbs-fund-greenwashing-cattle-climate/2145743a-b5e0-11ee-b285-0853d4d1b92f_story.html

34 https://www.bloomberg.com/news/articles/2023-12-09/uk-pushes-to-delink-supermarket-supply-chains-from-deforestation

35 https://chainreactionresearch.com/wp-content/uploads/2019/05/Reputation-Risk-and-FMCGs.pdf

36 http://www.mightyearth.org/burger-king-commits-to-stop-destroying-rainforestsin-13-years/

37 https://www.bbc.com/news/uk-49973997

38 https://www.theguardian.com/environment/2017/mar/01/burger-king-animal-feed-sourced-from-deforested-lands-in-brazil-and-bolivia

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PepsiCo is well positioned to undertake this systematic assessment and disclosure. The Food & Beverage sector is among the industries most dependent on natural capital, relying on nature for $1.4 trillion dollars of annual value generation.39 As one of the largest companies in this sector, PepsiCo has much at stake.

In January 2024, the Taskforce on Nature-related Financial Disclosure published the first list of companies that had pledged to report under TNFD,40 including over 30 companies in the food and beverage industry. PepsiCo has an opportunity to position itself at the forefront of corporate efforts to address and mitigate nature-related impacts by joining that list.

CONCLUSION

As a food and beverage company, PepsiCo is highly dependent on the natural world. The services provided by nature can longer be taken for granted, but must be accounted for. Companies must monitor their reliance on nature, their impacts on nature, and the risks created by the loss of biodiversity and other changes to the natural environment. PepsiCo’s existing initiatives are no substitute for systematic reporting on nature and biodiversity that is comprehensive and comparable to peer disclosures. PepsiCo is positioned for leadership in this area, and at risk of brand damage and loss of investor confidence if it falls behind.

Shareholders are urged to vote FOR Proxy Item Number 9: Report on Risks Related to Biodiversity and

Nature Loss.

For questions regarding this proposal, please contact Anrew Shalit, Green Century Capital Management, ashalit@greencentury.com.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Green Century Capital Management is not able to vote your proxies, nor does this communication contemplate such an event. Green Century Capital Management urges shareholders to vote for Proposal No. 9 following the instruction provided on the management’s proxy mailing.

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39 https://www3.weforum.org/docs/WEF_New_Nature_Economy_Report_2020.pdf

40 https://tnfd.global/engage/inaugural-tnfd-early-adopters/